Filed Pursuant to Rule 433
Registration No. 333-165543
Final Term Sheet
July 27, 2010
$2,250,000,000
AT&T Inc.
2.500% GLOBAL NOTES DUE 2015

ISSUER:	AT&T Inc.

TITLE OF SECURITIES:	2.500% Global Notes due 2015 (the “Notes”)

TRADE DATE:	July 27, 2010

SETTLEMENT DATE (T+3):	July 30, 2010

MATURITY DATE:	August 15, 2015, at par.

AGGREGATE PRINCIPAL AMOUNT OFFERED:	$2,250,000,000

PRICE TO PUBLIC (ISSUE PRICE):	99.694%

GROSS SPREAD:	0.350%

PRICE TO AT&T INC.:	99.344%

NET PROCEEDS:	$2,235,240,000

UNDERWRITERS’ REIMBURSEMENT OF AT&T INC.’S EXPENSES:	Underwriters to reimburse $300,000 of AT&T Inc.’s expenses

USE OF PROCEEDS:	General corporate purposes

INTEREST RATE:	2.500% per annum

INTEREST PAYMENT DATES:	Semi-annually on each February 15 and August 15, commencing on February 15, 2011

DENOMINATIONS:	Minimum of $2,000 and integral multiples of $1,000 thereafter

OPTIONAL REDEMPTION:	At any time in whole, or from time to time in part, at a make-whole call equal to the greater of (i) 100% of the principal amount of the Notes to be redeemed or (ii) the sum of the present values of the remaining scheduled payments of principal and interest discounted to the redemption date, on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months), at a rate equal to the sum of the Treasury Rate plus 15 basis points for the Notes, plus in each of clauses (i) and (ii) accrued and unpaid interest on the Notes to be redeemed to the date of redemption.

INDENTURE AND RANKING:	The Notes will be issued under an indenture, dated as of November 1, 1994, between AT&T Inc. and The Bank of New York Mellon, as trustee. The Notes will be AT&T Inc.’s unsecured and unsubordinated obligations and will rank pari passu with all other indebtedness issued under the indenture.

RATINGS:	Moody’s: A2 (Negative), S&P: A (Negative), Fitch: A (Stable)

AT&T Inc. has been informed by Standard & Poor’s Ratings Services that it has decided to place AT&T Inc. on credit watch (negative).

JOINT BOOKRUNNERS:	J.P. Morgan Securities Inc. RBS Securities Inc. UBS Securities LLC

CUSIP NUMBER:	00206R AV4

ISIN NUMBER:	US00206RAV42
ALLOCATION:

	Principal Amount
Underwriters	of Notes
J.P. Morgan Securities Inc.	U.S.$	562,500,000
RBS Securities Inc.		562,500,000
UBS Securities LLC		562,500,000
Goldman, Sachs & Co.		180,000,000
Wells Fargo Securities, LLC		180,000,000
Blaylock Robert Van, LLC		67,500,000
Lebenthal & Co., LLC		67,500,000
Samuel A. Ramirez & Company, Inc.		67,500,000

Total	U.S.$	2,250,000,000

REFERENCE DOCUMENT:	Prospectus Supplement, dated July 27, 2010; Prospectus, dated March 18, 2010.

     THE ISSUER HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THIS OFFERING. YOU MAY GET THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV. ALTERNATIVELY, THE ISSUER, ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND YOU THE PROSPECTUS IF YOU REQUEST IT BY CALLING J.P. MORGAN SECURITIES INC. COLLECT AT 1-212-834-4533, RBS SECURITIES INC. TOLL FREE AT 1-866-884-2071 OR UBS SECURITIES LLC TOLL FREE AT 1-800-877-827-6444, EXT. 561-3884.
ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM. A SECURITIES RATING IS NOT A RECOMMENDATION TO BUY, SELL OR HOLD SECURITIES AND MAY BE REVISED OR WITHDRAWN AT ANY TIME.